Exhibit 4.13

MJW/109C

10 October 2002

Private & Confidential

J I K Murray Esq
8 Pines Road
Bickley
Kent
BR1 2AA

Dear

Appointment as Non Executive Director of Wolseley plc

Further to my letter of 2 October 2002 I now set out the terms on which it is agreed that you serve as non-executive director of Wolseley plc (the “Company”).

1	Your appointment on the terms of this letter is effective from 1 August 2002.

2	Your appointment as non executive director commenced on 12 April 2002 and is to continue, subject as mentioned in this letter, until terminated by you or the Company giving not less than 6 months’ notice in writing.

However, your appointment will terminate forthwith if:

2.1	you are disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

2.2	you are not re-appointed as director at the Company’s Annual General Meeting; or

2.3	you are removed as a director by resolution passed at a General Meeting; or

2.4	you cease to be a director by reason of your vacating office pursuant to any provision of the Company’s Articles of Association; or

2.5	you are guilty of conduct which in the reasonable opinion of the Company’s Board of Directors (the “Board”) is likely to bring yourself or the Company into disrepute or otherwise affect prejudicially the interests of the Company or any Wolseley plc Group Company.

3	You will not be entitled to any compensation upon termination of your appointment as a director of the Company howsoever occurring.

4	You will be entitled to a fee for your services as a non-executive director at the rate of £30,000 per annum, such fee to accrue from day to day and to be payable monthly in arrears not later than the last day of each calendar month subject to deduction of tax and national insurance contributions in accordance with the PAYE Regulations. You will not be entitled to participate in any bonus plan or arrangements, executive or employee share scheme, pension plan, private medical health and sickness plan or in any prolonged disability plan.

Your fee will not be reviewed earlier than 31 July 2003.

5	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as non-executive director, the Board may agree to pay you special remuneration.

6	In addition, the Company shall reimburse all reasonable out of pocket expenses incurred by you on the business of the Company on the basis prescribed by the Company’s Articles of Association, subject to you providing such receipts or other evidence as the Company may require.

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Air travel on company business is normally in business class. You will be provided with Travel and Personal Accident Insurance in accordance with the Company’s policy from time to time. You acknowledge that the proceeds of any claim made on the personal accident policy are paid to the Company and that any payment made by the Company from such proceeds is currently discretionary.

8	As non-executive director, you will perform the duties normally attendant on that office including (without limitation) attending periodic Board meetings. You are expected to work with and through the Board; you are not expected to undertake executive duties or to assume executive responsibilities.

9	On the termination of your appointment, you shall forthwith deliver to the Company all books, documents, papers and other property of or relating to the business of the Company which may then be in your possession or under your power or control and you shall not retain any copies or extracts.

10	During the term of your appointment, you shall not (except with the prior written permission of the Company) be directly or indirectly;

i.	employed or engaged, in any other business or undertaking to the extent that such engagement prevents you carrying out your obligations under the terms of this letter or puts you in a position where your interests conflict or may conflict with those of the Company or a Wolseley Group Company; or

ii.	concerned or interested in any trade or business competing with that carried on by the Company or any of its Group Companies, provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any recognised stock exchange up to a maximum of 3 per cent of the issued shares or other securities of any class of any one company.

11	Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director.

12	It is conceivable that, on occasions, a non-executive director might consider it appropriate to take his own professional advice in the interests of the company; the company would, of course, expect to bear the cost of any reasonable fees so incurred.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely

/s/ Richard Ireland
RICHARD IRELAND
Chairman

ON COPY LETTER

I agree to the terms set out above.

Signed:      ……………….

Dated:       ……………….